          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED OCTOBER 13, 1995

                               2,250,000 SHARES

                               WEEKS CORPORATION


  LOGO
                                 COMMON STOCK
                               ----------------
                          (PAR VALUE $.01 PER SHARE)

  The Company is a self-administered, self-managed, geographically focused real estate investment trust that has developed, owned, managed, constructed and acquired primarily institutional-quality industrial and suburban office properties in Metropolitan Atlanta and the Southeast since 1965. The Company is one of the largest industrial real estate companies in the Southeast based on square footage owned and managed. The Company's portfolio is comprised of 201 Properties totaling approximately 14.9 million square feet, including 27 Properties (totaling approximately 3.1 million square feet) under development and/or under agreement to acquire. In addition, the Company has entered into a letter of intent to acquire 25 completed Properties and 4 Properties under development totaling approximately 2.1 million square feet.

  All of the shares of Common Stock offered hereby are being sold by the Company. After consummation of this offering, executive officers and directors of the Company will beneficially own approximately 17.7% of the Common Stock of the Company, assuming an exchange for Common Stock of all of the units of limited partnership interest of its operating subsidiary, Weeks Realty, L.P., which are not currently held by the Company. The Common Stock is traded on the New York Stock Exchange under the symbol "WKS". On November 6, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $28.50 per share. See "Price Range of Common Stock and Distributions".

  The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a real estate investment trust for federal income tax purposes. See "Description of Capital Stock" in the accompanying Prospectus.

                               ----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY
     IS A CRIMINAL OFFENSE.

                               ----------------

                                         INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                         OFFERING PRICE DISCOUNT (1) COMPANY (2)
                                         -------------- ------------ -----------
Per Share...............................    $28.125        $1.41       $26.715
Total(3)................................  $63,281,250    $3,172,500  $60,108,750

--------
(1) The Company and the Operating Partnership have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $200,000 payable by the Company.
(3) The Company has granted Goldman, Sachs & Co. an option for 30 days to purchase up to an additional 323,333 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount, and proceeds to the Company will be $72,374,991, $3,628,400, and $68,746,591, respectively. See
    "Underwriting".

                               ----------------

  The shares offered hereby are offered by Goldman, Sachs & Co., as specified herein, subject to receipt and acceptance by Goldman, Sachs & Co. and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about November 12, 1996.

                             GOLDMAN, SACHS & CO.

                               ----------------

          The date of this Prospectus Supplement is November 7, 1996

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  The following is qualified in its entirety by the more detailed information and financial information and statements, and the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and incorporated herein or therein by reference. This Prospectus Supplement and the accompanying Prospectus, including documents incorporated herein and therein by reference, contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition" incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, and the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1996, and June 30, 1996, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. Unless otherwise indicated, the information contained in this Prospectus Supplement assumes the over-allotment option granted to Goldman, Sachs & Co. ("Goldman Sachs") is not exercised. As used herein, the term "Company" includes Weeks Corporation and its predecessors and subsidiaries, including Weeks Realty, L.P. (the "Operating Partnership") and its subsidiaries, unless the context indicates otherwise. As used herein, the term "Properties" includes the completed properties currently in the Company's portfolio, as well as properties under development and/or under agreement to acquire and the completed properties and properties under development that the Company has agreed to acquire pursuant to a letter of intent. The offering of 2,250,000 shares of the common stock, par value $.01 per share, of the Company (the "Common Stock") pursuant to this Prospectus Supplement is referred to herein as the "Offering".

                                  THE COMPANY

  The Company is a self-administered, self-managed, geographically focused real estate investment trust ("REIT") that was organized in 1994 to continue and expand the fully integrated real estate business previously conducted by Weeks Corporation and its affiliates. The Company, together with its affiliates and predecessors, has developed, owned, managed, constructed and acquired primarily institutional-quality industrial properties in Metropolitan Atlanta and certain other Southeastern markets since 1965. The Company is one of the largest industrial real estate companies in the Southeast based on square footage owned and managed.

  The Company's portfolio is comprised of 201 Properties totaling approximately 14.9 million square feet, including 27 Properties (totaling approximately 3.1 million square feet) under development and/or under agreement to acquire. In addition, the Company has entered into a letter of intent to acquire 25 completed Properties and 4 Properties under development totalling approximately 2.1 million square feet. The Company currently manages, or expects to manage upon completion or acquisition, all but seven of the Properties. Industrial Properties represent approximately 91% of the square footage of all of the Properties, and suburban office Properties represent approximately 9%.

  The following table sets forth certain information concerning the Properties and the Company's undeveloped land, and is presented on a pro forma basis for the NWI transaction and Lichtin transaction discussed under "Recent Developments--Acquisitions".

                         METROPOLITAN             GREENVILLE/                RESEARCH
                           ATLANTA,     ORLANDO,  SPARTANBURG, NASHVILLE,    TRIANGLE,
                              GA           FL          SC          TN          NC(1)      TOTAL
                         ------------   --------  ------------ ----------    ---------  ----------
COMPLETED PROPERTIES
 Number.................         147          7           3           17           --          174
 Square Feet............   9,659,545    406,822     389,200    1,401,456           --   11,857,023
 Occupancy Rate(2)......        97.3%      94.2%      100.0%        94.8%          --         97.0%
COMPLETED PROPERTIES
 UNDER LETTER OF INTENT
 Number.................         --         --          --           --             25          25
 Square Feet............         --         --          --           --      1,784,977   1,784,977
 Occupancy Rate(2)......         --         --          --           --           94.8%       94.8%
PROPERTIES UNDER
 DEVELOPMENT OR IN
 LEASE-UP
 Number.................          18(3)       2           1            6(4)        --           27
 Square Feet............   2,032,089(3) 145,000      92,400      823,140(4)        --    3,092,629
PROPERTIES UNDER
 DEVELOPMENT OR IN
 LEASE-UP (UNDER LETTER
 OF INTENT)
 Number.................         --         --          --           --              4           4
 Square Feet............         --         --          --           --        323,684     323,684
TOTAL PROPERTIES
 Number.................         165          9           4           23(4)         29         230
 Square Feet............  11,691,634    551,822     481,600    2,224,596(4)  2,108,661  17,058,313
UNDEVELOPED LAND (NET
 USABLE ACRES)
 Owned..................       210.9(5)    16.7         --         147.3(4)        --        374.9
 Owned in Joint Venture.       230.3        --        442.3          --            --        672.6
 Under Letter of Intent.         --         --          --           --           97.0        97.0
 Optioned (Under Letter
  of Intent)............         --         --          --           --          176.0       176.0
 Marketing/Development
  Rights................       639.8        3.1         --           --            --        642.9
                          ----------    -------     -------    ---------     ---------  ----------
                             1,081.0       19.8       442.3        147.3(4)      273.0     1,963.4

--------
(1) Properties and undeveloped land will be acquired pursuant to the letter of intent relating to the Lichtin transaction discussed under "Recent Developments--Acquisitions--Lichtin Transaction".
(2) As used in this Prospectus Supplement, "Occupancy Rate" means the rate of occupancy calculated based on leases under which tenants were paying rent as of September 30, 1996. Occupancy Rate excludes one Property located in Metropolitan Atlanta totaling 104,000 square feet that stabilized after September 30, 1996. The Property is 100% occupied as of the date of this Prospectus Supplement.
(3) Includes five Properties and one Property expansion totaling 427,650 square feet under development in joint ventures. The Company has options or agreements to purchase 100% interests in each such Property upon its completion and substantial lease-up.
(4) Includes six Properties totaling 823,140 square feet under development, and 147.3 net usable acres of undeveloped land for which the Company has acquisition agreements in connection with the NWI transaction discussed under "Recent Developments--Acquisitions--NWI Transaction".
(5) Includes 28.7 net usable acres that the Company has agreed to acquire in two stages, to be completed by April 1998.

                              RECENT DEVELOPMENTS

THIRD QUARTER RESULTS

  The Company's total revenues for the three month period ending September 30, 1996 increased to $13,555,000 from total revenues of $9,186,000 for the same period in 1995. Net income was $3,033,000, or $.27 per share, for the third quarter of 1996 compared with net income of $1,901,000, or $.25 per share, for the third quarter of 1995.

  The following table sets forth summary unaudited financial information for the Company on a consolidated historical basis for the three month and nine month periods ended September 30, 1996 and 1995.

                                 THREE MONTHS ENDED     NINE MONTHS ENDED
                                   SEPTEMBER 30,          SEPTEMBER 30,
                               --------------------------------------------
                                  1996        1995       1996       1995
                               ----------- --------------------- ----------
                                               (UNAUDITED)
                               (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
Total revenues................ $    13,555 $    9,186 $   38,063 $   23,715
Net income....................       3,033      1,901      9,226      6,079
Net income per share.......... $       .27 $      .25 $      .83 $      .79
Weighted average shares out-
 standing.....................      11,174      7,675     11,162      7,675
Funds from Opera-
 tions(1)(2)(3)............... $     7,157 $    4,619 $   20,796 $   13,449
Funds from Operations attrib-
 utable to the Company's
 shareholders(1)(3)(4)........       5,819      3,452     16,907     10,053

--------
(1) The Company uses the National Association of Real Estate Investment Trusts ("NAREIT") definition of funds from operations ("FFO"), which was adopted for periods beginning after January 1, 1996. FFO for any period means the consolidated net income of the Company and its subsidiaries for such period excluding gains or losses from debt restructuring and sales of property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with generally accepted accounting principles ("GAAP"). FFO presented herein is not necessarily comparable to FFO presented by other real estate companies due to the fact that not all real estate companies use the same definition. However, the Company's FFO is comparable to the FFO of real estate companies that use the current NAREIT definition. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's cash needs or ability to service indebtedness or make distributions.
(2) Effective for periods beginning on or after January 1, 1996, the Company implemented the new guidelines issued by NAREIT for calculating FFO. The primary difference between the Company's FFO under the new guidelines and prior periods is that the Company now does not add back to net income the amortization of deferred financing costs in calculating FFO and recognizes rental income for the purposes of computing FFO on a "straight-line" basis. The amortization of deferred financing costs totaled $221 and $182 for the three months ended, and $642 and $508 for the nine months ended September 30, 1996 and 1995, respectively. The "straight-line" rental adjustment increased rental revenues by $135 and decreased rental revenues by $38 for the three months ended, and increased rental revenues by $326 and decreased rental revenues by $114 for the nine months ended September 30, 1996 and 1995, respectively. All FFO information relating to the three and nine months ended September 30, 1995 has been restated to reflect these differences. Previously reported FFO attributable to the Company's shareholders was $3,617 and $10,518 for the three and nine months ended September 30, 1995.

(3) The Company has realized cash flows from operating, investing and financing activities as follows (in thousands):

                                           THREE MONTHS ENDED NINE MONTHS ENDED
                                           SEPTEMBER 30, 1996 SEPTEMBER 30, 1996
                                           ------------------ ------------------
     Provided by (used in):
       Operating activities...............      $  9,282           $ 22,414
       Investing activities...............       (50,904)           (84,920)
       Financing activities...............        41,563             61,572

(4) Represents the Company's weighted average ownership of the Operating Partnership for the period.

ACQUISITIONS

  Since June 30, 1996, the Company has acquired 29 Properties with a total of approximately 2.0 million square feet of leasable space, and has agreed to acquire 35 additional Properties with a total of approximately 2.9 million square feet of leasable space, including Properties acquired or to be acquired in connection with the NWI transaction and the Lichtin transaction discussed below.

  NWI Transaction. On November 1, 1996, the Company acquired 17 Properties and a related third-party brokerage business in Nashville, Tennessee for aggregate acquisition consideration of approximately $69.5 million, comprised of the issuance of 1,100,752 units of limited partnership interest ("Units") in the Operating Partnership and the assumption of approximately $42 million of mortgage indebtedness. The 17 Properties total approximately 1.4 million square feet of leasable space. The acquisition was consummated pursuant to certain acquisition agreements by and among the Company, NWI Warehouse Group, L.P., a Tennessee limited partnership ("NWI"), and Buckley & Company Real Estate, Inc., a Tennessee corporation ("Buckley"). Pursuant to the acquisition agreements, NWI combined its property portfolio, management team and business operations with and into the Company. NWI's two principals, John W. Nelley, Jr., 47, and Albert W. Buckley, Jr., 52, joined the Company as members of senior management and all of NWI's other 14 employees have been employed by the Company. Mr. Nelley also became a member of the Company's Board of Directors. In order to maintain the independent majority on the Board of Directors, the Company intends to add one additional independent director.

  The Company has also agreed to acquire six industrial buildings currently under development (the "Development Properties") in staged acquisitions between November 1, 1996 and March 31, 1998, for a combination of Units and the assumption of certain construction indebtedness, and 147.3 net usable acres of undeveloped land (the "Undeveloped Land") from NWI in staged acquisitions between November 1, 1996 and March 31, 2003, for Units, the assumption of indebtedness or cash, or a combination thereof. Based upon information currently available to the Company, the Company estimates the aggregate acquisition consideration for the Development Properties and the Undeveloped Land will total approximately $52.1 million. The aggregate acquisition consideration for the Development Properties and the Undeveloped Land is based upon a number of factors, including the outstanding balance of assumed indebtedness and the projected net operating income of the applicable Development Property or, in certain instances, the properties developed on certain portions of the Undeveloped Land. One or more of these factors may vary from the Company's current expectations prior to consummation of these acquisitions. The Company has assumed development management responsibilities for tenant finish improvements for each of the Development Properties.

  The Company currently estimates the aggregate acquisition consideration relating to the NWI transaction (including the Properties acquired on November 1, 1996) will be approximately $121.6 million. Closing of the acquisitions of the Development Properties and the Undeveloped Land is subject to certain closing conditions and there is no assurance that these transactions will be consummated.

  Lichtin Transaction. On July 3, 1996, the Company entered into a letter of intent with Lichtin Properties, Inc., a North Carolina corporation ("Lichtin"), for the acquisition of 29 Properties totaling approximately 2.1 million square feet developed, owned and managed by Lichtin, in addition to 97 net usable acres of undeveloped land and options to acquire an additional 176 net usable acres of undeveloped land. Lichtin conducts its real estate operations, and the 29 Properties and undeveloped land are all located, in the Raleigh-Durham-Chapel Hill area of North Carolina (popularly called the "Research Triangle").

  The Company currently anticipates that it will initially acquire 19 completed and in-service Properties totaling approximately 1.4 million square feet and the options to acquire 176 net usable acres of undeveloped land. This initial closing is expected to be completed in December 1996 or January 1997. Consideration for the first phase of the Lichtin transaction is expected to consist of a combination of cash, Units and the assumption of indebtedness. At the closing of the first phase of the Lichtin transaction, the Company also intends to elect Harold S. Lichtin to the Company's Board of Directors and as an executive officer of the Company, and expects to employ all of Lichtin's other employees. In order to maintain the independent majority on the Board of Directors, the Company intends to add one additional independent director, in addition to the additional independent director the Company intends to elect to the Board of Directors in connection with the NWI transaction described above under "--NWI Transaction".

  In the second phase of the Lichtin transaction, the Company expects to acquire six Properties totaling approximately 371,000 square feet currently leased to Northern Telecom Ltd. ("Northern Telecom"), under leases that contain early termination options at June 30, 1998 and June 30, 2001, in each case subject to twelve months' advance written notice. If Northern Telecom does not exercise the first of these early termination options, the Company intends to acquire the six Properties on July 1, 1997, for a combination of cash, Units and the assumption of indebtedness; otherwise the acquisition of these Properties would be delayed until (i) they are substantially re-leased, or (ii) June 30, 2000, whichever is earlier.

  The Company also expects to acquire four Properties totaling approximately 324,000 square feet currently under development. The acquisition of each of these four Properties is expected to be completed at the earlier of (i) the substantial lease-up of each Property, or (ii) June 30, 1998, for a combination of cash, Units and the assumption of construction indebtedness.

  The last phase of the Lichtin transaction involves the staged acquisition by the Company of 97 net usable acres of undeveloped land over a period of approximately four years beginning in January 1997, which four year period may be extended by one year if Northern Telecom exercises the first of its early termination options discussed above. Consideration for this undeveloped land is expected to consist of Units.

  Based upon information currently available to the Company, the Company estimates that the aggregate acquisition consideration relating to the Lichtin transaction will be approximately $164 million. The aggregate acquisition consideration for the completed and in-service Properties (including the Properties leased to Northern Telecom), the 97 net usable acres of undeveloped land and the options to acquire an additional 176 net usable acres of undeveloped land will consist of a combination of cash, Units and the assumption of indebtedness. The actual amount of the acquisition consideration relating to the Properties under development and the undeveloped land will be based upon a number of factors, including the outstanding balance of assumed indebtedness at the time of acquisition and, with respect to properties under development, the projected net operating income of each such property. It is expected that the aggregate cash consideration paid in connection with the Lichtin transaction will not exceed $11 million.

  Consummation of the Lichtin transaction is subject to the completion of remaining due diligence, the execution of definitive agreements, the consent of lenders, the final approval of the transaction by the shareholders of Lichtin and the partners of certain affiliated partnerships, the final approval of the transaction by the Board of Directors of the Company, and certain other closing conditions. There can be no assurance that these conditions will be satisfied or waived or that the Lichtin transaction will be consummated or, if consummated, that the final terms of the transaction will not change from those described herein.

  Principal Acquisition. On August 9, 1996, the Company completed the acquisition of twelve Properties totaling approximately 627,000 square feet from Principal Mutual Life Insurance Company (the "Principal Properties"). All of the Principal Properties are located in Metropolitan Atlanta. Total cash consideration of approximately $30.9 million was funded through borrowings under the Company's revolving line of credit.

DEVELOPMENT

  Since June 30, 1996, the Company has commenced development of nine Properties with a total of approximately 669,000 square feet and a total estimated cost of approximately $38.4 million. Seven of these Properties are located in Metropolitan Atlanta, and two of these Properties are located in Orlando, Florida. In addition, since June 30, 1996, the Company has completed the 100% leasing of five Properties under development and one Property expansion, with a total of approximately 474,000 square feet and a total cost of approximately $16.1 million. One of these Properties is located in Metropolitan Atlanta, one Property and one Property expansion are located in Greenville/Spartanburg, South Carolina, and three Properties are located in Orlando, Florida. The Company currently has 21 Properties and two Property expansions under development or in lease-up (including the nine Properties for which development was commenced since June 30, 1996, but excluding Properties under development included in the NWI and Lichtin transactions described above), totaling approximately 2.3 million square feet, and which are on average 52% leased or pre-leased. The total estimated cost of these projects is approximately $102.9 million. Eighteen of these Properties and the two Property expansions are located in Metropolitan Atlanta, two Properties are located in Orlando, Florida and one Property is located in Greenville/Spartanburg, South Carolina.

ACQUISITION AND DEVELOPMENT RISKS

  Since the consummation of the Company's initial public offering on August 24, 1994 (the "IPO"), the Company has acquired or has agreed to acquire 116 Properties totaling approximately 7.7 million square feet, an increase of approximately 135% compared to the total square footage of the portfolio at the time of the IPO. Acquisitions entail risks that (i) existing agreements to acquire Properties may fail to close, (ii) acquired Properties may not perform in accordance with management's expectations, including projected occupancy and rental rates, or (iii) the senior executives and employees of an acquired business will not be successfully integrated into the Company. In addition, the Company's ability to develop or acquire additional properties is dependent upon its ability to obtain equity or debt financing.

  The Company's expansion strategy involves both acquisitions and internal growth. Although the Company has successfully acquired Properties and effectively integrated their operations in the past, there can be no assurance that the Company will be able to continue to make successful acquisitions in the future or that any such acquisitions will be successfully integrated into the Company's operations. Furthermore, there can be no assurance that the Company will be able to continue to operate an acquired business in a profitable manner, or that an acquisition will not have an adverse effect upon the Company's operating results, particularly in the fiscal quarters immediately following the consummation of such acquisition.

  Since the consummation of the IPO, the Company has commenced, and in certain cases also completed, the development of 32 Properties and four Property expansions totaling approximately 3.7 million square feet, an increase of approximately 65% compared to the total square footage of the portfolio at the IPO. New project development is subject to a number of risks, including risks of construction delays or cost overruns that may increase project costs, risks that the project will not achieve anticipated occupancy levels or sustain anticipated rent levels, and new project commencement risks such as the failure to obtain zoning, occupancy and other required governmental permits and authorizations and the incurrence of development costs in connection with projects that are not pursued to completion.

LINE OF CREDIT AND INTEREST RATE HEDGING

  On September 25, 1996, the Company closed a $175 million corporate unsecured revolving line of credit (the "Credit Facility") with a syndicate of four banks including Wachovia Bank of Georgia, N.A. (as agent), First Union National Bank of Georgia, Commerzbank A.G., and Mellon Bank, N.A. The Credit Facility replaced the Company's existing $120 million single-bank revolving line of credit.

  The Company recently entered into three separate interest rate swap transactions, which fix the interest rate on a total of $50 million of floating rate borrowings under the Credit Facility, for terms ranging from two to five years. The weighted average fixed interest rate under the swaps is 6.65%. Adjusted for the current LIBOR spread of 1.35% on the Company's borrowings under the Credit Facility, the total weighted average interest rate on this $50 million of indebtedness is 8.0%

FORMATION OF WHOLLY OWNED QUALIFIED REIT SUBSIDIARIES

  The Company conducts all of its business through the Operating Partnership and its subsidiaries. As of November 1, 1996, the Company owned approximately 75.3% of the outstanding interests in the Operating Partnership, and the remaining 24.7% partnership interests in the Operating Partnership were owned by various individuals and entities (including certain officers and directors of the Company) (collectively, the "Limited Partners") that previously owned the properties, land and other assets contributed to the Operating Partnership and its subsidiaries in connection with the IPO. Of the approximate 75.3% interest in the Operating Partnership held by the Company, the Company currently owns the sole .9% general partnership interest in the Operating Partnership through Weeks GP Holdings, Inc., a wholly owned Georgia corporation ("Weeks GP"), and a 74.4% limited partnership interest in the Operating Partnership through Weeks LP Holdings, Inc., a wholly owned Georgia corporation ("Weeks LP"). Both Weeks GP and Weeks LP are qualified REIT subsidiaries within the meaning of Section 856(i)(2) of the Internal Revenue Code of 1986, as amended (the "Code") and their existence will be disregarded for federal income tax purposes.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of Common Stock offered hereby, after deducting estimated underwriting discounts and commissions and expenses of the Offering, are expected to be approximately $59.9 million (approximately $68.5 million if the over-allotment option granted to Goldman Sachs is exercised in full). The Company intends to use the net proceeds of the Offering to repay amounts outstanding under its Credit Facility, which amounts were incurred to fund development and acquisition activities. The borrowings under the Credit Facility that the Company intends to repay with the net proceeds of the Offering bear interest at floating rates based on LIBOR or the prime rate, and the weighted average rate on such borrowings as of September 30, 1996, was 6.85% per annum. As of September 30, 1996, outstanding borrowings under the Credit Facility, including borrowings by subsidiaries of the Company, totaled approximately $120 million. The Credit Facility has an initial term expiring on December 31, 1999, with optional twelve-month extensions through December 31, 2002.

                 PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

  Since the IPO, the Common Stock has been listed on the NYSE under the symbol "WKS." The following table sets forth the high and low closing sale prices for the Common Stock for the fiscal periods indicated, as reported by the NYSE Composite Tape, and the dividends declared by the Company with respect to each such period. On November 6, 1996, the last reported sale price of the Common Stock on the NYSE was $28.50 per share.

QUARTERLY PERIOD                                        HIGH     LOW   DIVIDENDS
----------------                                       ------- ------- ---------
1994
  Third quarter (1)................................... $20.625 $19.625   $.150
  Fourth quarter...................................... $22.375 $18.500   $.375
1995
  First quarter....................................... $22.875 $20.750   $.375
  Second quarter...................................... $25.000 $21.500   $.375
  Third quarter....................................... $25.625 $23.250   $.375
  Fourth quarter...................................... $25.125 $22.500   $.400
1996
  First quarter....................................... $26.750 $25.000   $.400
  Second quarter...................................... $26.000 $23.625   $.400
  Third quarter....................................... $29.250 $25.625   $.400
  Fourth quarter (2).................................. $28.875 $28.375     --

--------
(1) For the period from August 18, 1994, through September 30, 1994.
(2) Through November 6, 1996.

  Since the IPO, the Company has paid regular quarterly dividends to its shareholders. None of the dividends paid to shareholders in 1994 or 1995 represented a return of capital for tax purposes. Federal income tax laws require that a REIT distribute annually at least 95% of its REIT taxable income. See "Federal Income Tax Considerations--Taxation of the Company-- Annual Distribution Requirements" in the accompanying Prospectus. Future distributions by the Company will be at the discretion of the Board of Directors and will depend upon the actual operating results of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, applicable legal restrictions, restrictions under credit agreements and such other factors as the Board of Directors deems relevant. Although the Company intends to continue to make quarterly distributions to its shareholders, no assurances can be given as to the amounts of dividends, if any, distributed in the future.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement and the related Pricing Agreement among Goldman Sachs, the Company and the Operating Partnership, Goldman Sachs have agreed to purchase from the Company, and the Company has agreed to sell to Goldman Sachs, 2,250,000 shares of Common Stock.

  Under the terms and conditions of the Underwriting Agreement and the related Pricing Agreement, Goldman Sachs are committed to take and pay for all of the shares of Common Stock offered hereby, if any are taken.

  Goldman Sachs propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of $.70 per share. Goldman Sachs may allow, and such dealers may re-allow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by Goldman Sachs.

  The Company has granted Goldman Sachs an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 323,333 additional shares of Common Stock to cover over-allotments, if any.

  The Company has agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of the Prospectus Supplement, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing on, restricted stock awards granted prior to, or upon the conversion of convertible or exchangeable securities outstanding as of, the date of the Pricing Agreement) that are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities that are substantially similar to the shares of Common Stock (other than the issuance of Units (i) in private transactions, (ii) in connection with the acquisition by the Company of properties and related businesses and (iii) to the seller or sellers of such properties and related businesses), without the prior written consent of Goldman Sachs, except for the shares of Common Stock offered in connection with the Offering.

  The Company and the Operating Partnership, jointly and severally, have agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the Securities Act of 1933.

                            VALIDITY OF SECURITIES

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia, and for Goldman Sachs by Sullivan & Cromwell, New York, New York. Sullivan & Cromwell will rely upon the opinion of King & Spalding as to matters of Georgia law.

                                    EXPERTS

  The consolidated and combined financial statements and related financial statement schedule of the Company incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.

  The combined statement of revenue and certain expenses of the Principal Properties incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

  The combined financial statements of Lichtin Properties incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

  The combined financial statements of NWI Warehouse Group incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such report.

PROSPECTUS

                                 $150,000,000

                               WEEKS CORPORATION

  LOGO
                   PREFERRED STOCK, COMMON STOCK AND COMMON
                                STOCK WARRANTS

                               ----------------

  Weeks Corporation (the "Company") may offer from time to time, together or separately, in one or more series (i) shares of the Company's preferred stock, par value $.01 per share ("Preferred Stock"), (ii) shares of the Company's common stock, par value $.01 per share ("Common Stock") and (iii) warrants to purchase shares of Common Stock ("Common Stock Warrants") (the Preferred Stock, Common Stock and Common Stock Warrants are collectively referred to as the "Securities"), at an aggregate initial offering price not to exceed U.S. $150,000,000, in amounts, at prices and on terms to be determined at the time of sale.

  The specific terms of any Securities offered pursuant to this Prospectus will be set forth in an accompanying supplement to this Prospectus (a "Prospectus Supplement"), together with the terms of the offering of such Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will include, with regard to the particular Securities, where applicable, the following information: (i) in the case of Preferred Stock, the designation, number of shares, liquidation preference per share, initial offering price, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any redemption or sinking fund provision, any conversion rights, and any voting or other rights; (ii) in the case of Common Stock, the number of shares and the terms of the offering and sale thereof;
(iii) in the case of Common Stock Warrants, the designation and aggregate number thereof, the number of shares of Common Stock purchasable upon exercise, the exercise price, the terms of the offering and sale thereof, and where applicable, the duration and detachability thereof; and (iv) in the case of all Securities, whether such Securities will be offered separately or as a unit with other Securities. The Company's Common Stock is subject to certain restrictions on ownership designed to preserve the Company's status as a real estate investment trust for federal income tax purposes. See "Description of Capital Stock."

  The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "WKS." Any Common Stock offered pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance.

  The Company may sell the Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. If any agents, underwriters or dealers are involved in the sale of the Securities, the names of such agents, underwriters or dealers and any applicable commissions or discounts will be set forth in the applicable Prospectus Supplement. See "Plan of Distribution."

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COM-  MISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.   ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

      THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
        ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                             CONTRARY IS UNLAWFUL.

                               ----------------

               THE DATE OF THIS PROSPECTUS IS OCTOBER 13, 1995.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files, reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), pursuant to the Exchange Act. Such reports, proxy statements and other information filed by the Company may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. The Common Stock of the Company is listed on the NYSE, and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered pursuant to this Prospectus (together with all amendments and exhibits and schedules thereto, the "Registration Statement"). This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information concerning the Company and the Securities offered hereby, reference is made to the Registration Statement, which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Commission and its regional offices at the locations listed above. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission are incorporated herein by reference:

  (i)Annual Report on Form 10-K for the year ended December 31, 1994 as amended by Form 10-K/A for the year ended December 31, 1994 filed on October 5, 1995;

  (ii)Quarterly Report on Form 10-Q for the quarter ended March 31, 1995;

  (iii)Quarterly Report on Form 10-Q for the quarter ended June 30, 1995 as amended by Form 10-Q/A for the quarter ended June 30, 1995 filed on October 5, 1995;

  (iv)Current Report on Form 8-K dated June 30, 1995 and filed on July 13, 1995 as amended by Form 8-K/A dated June 30, 1995 and filed on September 1, 1995;

  (v)Current Report on Form 8-K dated August 31, 1995 and filed on September 1, 1995; and

  (vi) Registration Statement on Form 8-A dated August 12, 1994, registering the Company's Common Stock under Section 12(b) of the Exchange Act.

  All documents and reports filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference herein and shall be deemed to be a part hereof from the date of the filing of such reports and documents (provided, however, that the information referred to in Item 402(a)(8) of Regulation S-K of the Commission shall not be deemed specifically incorporated by reference herein). Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus or any Prospectus Supplement is delivered, on written or oral request of such person, a copy of any or all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in the document which this Prospectus incorporates). Requests should be directed to: Vice President-Investor Relations, Weeks Corporation, 4497 Park Drive, Norcross, Georgia 30093, telephone number (770) 923-4076.

                                  THE COMPANY

  The Company is one of the largest developers and owners of high-quality industrial buildings and business parks in metropolitan Atlanta. The Company is a self-administered, self-managed, geographically focused equity real estate investment trust (a "REIT") that was formed to continue and to expand the fully integrated real estate business previously conducted by Weeks Corporation and its affiliates and predecessors. As of June 30, 1995, the Company owned and operated 103 income-producing properties, including 6 industrial properties under development (collectively, the "Properties"), aggregating approximately 6.9 million rentable square feet and comprised of 92 industrial Properties, 8 office Properties and 3 retail Properties. All but 7 of the Properties are located in metropolitan Atlanta, and all of the Properties are located in the Southeastern United States. As of June 30, 1995, the occupancy rate of the Properties, excluding the 6 Properties under development, was approximately 97%.

  The Company conducts all of its business through Weeks Realty, L.P. (the "Operating Partnership"). As of June 30, 1995, the Company owned an approximate 74.75% general partnership interest in the Operating Partnership, and the remaining approximate 25.25% limited partnership interest in the Operating Partnership was owned by various individuals and entities (including certain officers and directors of the Company) (collectively, the "Limited Partners") that previously owned the properties, land and other assets contributed to the Operating Partnership and its subsidiaries in connection with the Company's initial public offering in August 1994 (the "IPO"). As the sole general partner of the Operating Partnership, the Company has control over the management of the Operating Partnership and over the Properties. Unless the context indicates otherwise, references to the "Company" include Weeks Corporation and its predecessors, and the Operating Partnership and its subsidiaries.

  Weeks Realty Services, Inc. ("Weeks Realty Services") and Weeks Construction Services, Inc. ("Weeks Construction Services") were organized as subsidiaries of the Operating Partnership to provide real estate related services to third parties. Weeks Realty Services generally provides property management, leasing and landscaping services and Weeks Construction Services generally provides general contracting services to third parties.

  The Operating Partnership owns 1% of the voting common stock and 100% of the nonvoting common stock of each of Weeks Realty Services and Weeks Construction Services. The voting and nonvoting common stock of Weeks Realty Services and Weeks Construction Services held by the Operating Partnership represents approximately 99% of the economic interest in these corporations. Ninety-nine percent of the voting common stock of Weeks Realty Services and Weeks Construction Services is held by certain executive officers of the Company and is subject to agreements that are designed to ensure that the stock is held only by officers of these corporations.

  Weeks Development Partnership ("Weeks Development") is a Georgia general partnership owned 40% by Weeks Realty Services and 60% by Weeks Construction Services. Weeks Development holds certain development land that is or may be used for build-to-suit for sale projects, and interests in certain joint ventures that own interests in certain development land. The Operating Partnership may purchase sites for development from Weeks Development.

  The Operating Partnership owns five of its industrial Properties in Atlanta, Georgia through its 99% ownership of Weeks Financing Limited Partnership (the "Financing Partnership"). The Financing Partnership Properties are encumbered by mortgage indebtedness assumed in connection with the IPO. The remaining 1% ownership interest in the Financing Partnership is held by Weeks Realty Services.

  In order to maintain its qualification as a REIT for Federal income tax purposes, the Company is required to distribute at least 95% of its taxable income each year. Dividends on any Preferred Stock offered pursuant to a Prospectus Supplement would be included as distributions for this purpose.

  The Common Stock is listed on the NYSE under the symbol "WKS." The Company was incorporated in Georgia in 1983. The Company's principal executive offices are located at 4497 Park Drive, Norcross, Georgia 30093, and its telephone number is (770) 923-4076.

                                USE OF PROCEEDS

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company intends to contribute the proceeds from the sale of the Securities to the Operating Partnership, of which the Company is the sole general partner, in exchange for additional units representing general partnership interests in the Operating Partnership. The Operating Partnership will use the proceeds for general corporate purposes including, without limitation, the acquisition and development of industrial and office properties and the repayment of outstanding indebtedness.

                             CONSOLIDATED RATIO OF
                           EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

  The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the six months ended June 30, 1995, and for each of the last five fiscal years. With respect to periods prior to August 24, 1994, the Company's consolidated ratios of earnings to fixed charges reflect the operating results from the businesses previously conducted by Weeks Corporation and its affiliates and predecessors. There was no preferred stock outstanding for any of the periods shown below. Accordingly, the ratio of earnings to fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges.

                            YEAR ENDED DEC. 31,        JAN. 1, 1994  AUG. 24, 1994  SIX MONTHS
                         -----------------------------      TO            TO           ENDED
                          1990    1991    1992   1993  AUG. 23, 1994 DEC. 31, 1994 JUNE 30, 1995
                         ------  ------  ------  ----- ------------- ------------- -------------
Ratio of earnings to
 fixed charges:(2)...... .72x(1) .90x(1) .86x(1) 1.09x     1.06x         2.69x         2.38x

--------
(1) Earnings were inadequate to cover fixed charges by $2,835,000 in 1990, $1,078,000 in 1991 and $1,551,000 in 1992. These deficiencies occurred in years prior to the Company's business combination in August, 1994.
(2) For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before minority interest and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, and amortization of debt discounts and issue costs, whether expensed or capitalized.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Under the Company's Amended and Restated Articles of Incorporation (the "Articles"), the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share.

COMMON STOCK

  The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or upon the exercise of Common Stock Warrants issued by the Company. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Articles and the Company's Bylaws.

  The holders of Common Stock are entitled to one vote per share on all matters voted on by shareholders, including elections of directors. The Articles do not provide for cumulative voting in the election of directors.

  The shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to such preferential rights as may be granted by the Board of Directors in connection with the future issuance of Preferred Stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from assets available for distribution to such holders.

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on Preferred Stock. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any class or series of Preferred Stock that may subsequently be issued by the Company.

  The Common Stock is listed on the NYSE under the symbol "WKS." Wachovia Bank of North Carolina, N.A. is the Company's transfer agent and registrar.

PREFERRED STOCK

  Subject to limitations prescribed by Georgia law and the Articles, the Board of Directors is authorized to designate and issue, from the authorized but unissued capital stock of the Company, one or more classes or series of Preferred Stock without shareholder approval. The Board of Directors may affix and determine the preferences, limitations and relative rights of each class or series of Preferred Stock so issued. Because the Board of Directors has the power to establish the preferences, limitations and relative rights of each class or series of Preferred Stock, it may afford the holders in any class or series of Preferred Stock preferences and relative rights, voting or otherwise, senior to the rights of holders of Common Stock. The issuance of Preferred Stock could have the effect of delaying, deferring or preventing a change in control of the Company.

  Preferred Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. The specific terms of a particular class or series of Preferred Stock will be described in the Prospectus Supplement relating to that class or series. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles of amendment relating to such class or series.

  The preferences, limitations and relative rights of each class or series of Preferred Stock will be fixed by the articles of amendment relating to such class or series. The applicable Prospectus Supplement will describe the terms of the Preferred Stock in respect of which this Prospectus is being delivered, including, where applicable, the following:

    (1) The designation of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preferences per share and the initial offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) Whether dividends on such Preferred Stock are cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock or other securities of the Company, including the conversion price (or manner of calculation thereof);

    (10) A discussion of the material Federal income tax considerations applicable to such Preferred Stock;

    (11) Any limitation on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

    (12) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company;

    (13) Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the Company;

    (14) Any voting rights of such Preferred Stock; and

    (15) Any other specific preferences, limitations or relative rights of such Preferred Stock.

  Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to Common Stock and to all other equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

  The terms and conditions, if any, upon which shares of any class or series of Preferred Stock are convertible into Common Stock or other securities of the Company will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock or other securities of the Company into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON TRANSFER

  The Articles contain certain restrictions on the number of shares of capital stock that individual shareholders may own. For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first taxable year) or during a proportionate part of a shorter taxable year. The capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year (other than the first taxable year) or during a proportionate part of a shorter taxable year. To enable the Company to continue to qualify as a REIT, the Articles contain restrictions on the acquisition of capital stock intended to ensure compliance with these requirements (collectively, the "Ownership Limit").

  The Ownership Limit provides that, subject to certain exceptions specified in the Articles, no person (excluding the Weeks Family and the Weeks Siblings, as defined below) may own, actually and constructively under the applicable attribution provisions of the Code, more than 7.5% of the outstanding shares of any class of capital stock of the Company. The Ownership Limit also provides that the sisters and brother of A. Ray Weeks, Jr. (the "Weeks Family"), as well as all individuals (other than A. Ray Weeks, Jr.) from whom shares of capital stock would be attributed to such persons under the applicable attribution provisions of the Code, may not actually and constructively own, in the aggregate, more than 10% of the outstanding shares of any class of capital stock of the Company. The Ownership Limit further provides that A. Ray Weeks, Jr. and the Weeks Family (collectively, the "Weeks Siblings"), as well as all individuals from whom shares of capital stock would be attributed to such persons under the applicable attribution provisions of the Code, may not actually and constructively own, in the aggregate, more than 19% of the outstanding shares of any class of capital stock of the Company.

  The Board of Directors may (but in no event will be required to) waive the Ownership Limit with respect to a holder if it determines that such holder's ownership will not then or in the future jeopardize the Company's status as a REIT. The Board of Directors has granted waivers with respect to the Ownership Limit after making such a determination. As a condition to the grant of any such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking or other information from the applicant with respect to preserving the REIT status of the Company.

  If any purported transfer of capital stock of the Company or any other event would otherwise result in any person or entity holding shares of capital stock of the Company in excess of the applicable Ownership Limit, then any such purported transfer will be null and void as to that number of shares in excess of such Ownership Limit and the purported transferee (the "Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the "Prohibited Owner") shall cease to own any right or interest) in such excess shares. In addition, if any purported transfer of capital stock or any other event would result in the Company's failing to qualify as REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 shareholders), then any such purported transfer will be null and void as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such excess shares.

  Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the "Beneficiary"). The trustee of the trust will be empowered to sell such excess shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares on the date of such event or the sales proceeds received by the trust for such excess shares. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Any sales proceeds received by the trust in excess of the amount that must be distributed to a Prohibited Transferee or Prohibited Owner, as the case may be, will be distributed to the Beneficiary.

  Any purported transfer of capital stock of the Company that would otherwise cause the Company to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

  All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

  Every owner of more than 1% (or such lower percentage as may be required by the Code or regulations promulgated thereunder) of the outstanding shares of capital stock of the Company must file a written notice with the Company containing the information specified in the Articles within 30 days after December 31 and June 30 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information as the Company may request in order to determine the effect, if any, of such shareholder's actual and constructive ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limit.

  The Ownership Limit may have the effect of precluding an acquisition of control of the Company without the approval of the Board of Directors.

LIMITATION OF DIRECTORS' LIABILITY

  The Articles eliminate, subject to certain exceptions, the personal liability of a director to the Company or its shareholders for monetary damages for breaches of such director's duty of care or other duties as a director. The Articles do not provide for the elimination of, or any limitation on, the personal liability of a director for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) unlawful corporate distributions or (iv) any transaction from which the director received an improper personal benefit. The Articles further provide that if the Georgia Business Corporation Code (the "GBCC") is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the GBCC, as amended. These provisions of the Articles will limit the remedies available to a shareholder in the event of breaches of any director's duties to such shareholder or the Company.

  Under the Company's Bylaws, the Company is required to indemnify to the fullest extent permitted by the GBCC any individual made a party to a proceeding (as defined in the GBCC) because he is or was a director or officer of the Company against liability (as defined in the GBCC) incurred in such proceeding, if he acted in a manner he believed in good faith to be in or not opposed to the best interests of the Company and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The Company is required to pay for or reimburse the reasonable expenses incurred by a director or officer who is party to a proceeding in advance of final disposition thereof (i) such director or officer furnishes the Company a written affirmation of his good faith belief that he has met the standard of conduct set forth above, and (ii) such director or officer furnishes the Company a written undertaking, executed personally or in his behalf, to repay any advances if it is ultimately determined that he is not entitled to indemnification. The Company may not indemnify a director (i) in connection with a proceeding by or in the right of the Company in which the director was adjudged liable to the Company, (ii) in connection with any other proceeding in which he was adjudged liable on the basis that personal benefit was improperly received by him.

INDEMNIFICATION AGREEMENTS

  The Company has entered into indemnification agreements with each of the Company's directors. The indemnification agreements require, among other things, that the Company indemnify its directors to the fullest extent permitted by applicable law as enacted or amended, and advance to directors all reasonable expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company also must indemnify and advance all reasonable expenses incurred by directors seeking to enforce their rights under the indemnification agreements, and cover directors under the Company's directors' and officers' liability insurance. Although the indemnification agreements offer substantially the same scope of coverage afforded by provisions in the Company's Bylaws, they provide greater assurance to directors that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or by the shareholders to eliminate the rights provided thereunder.

GEORGIA ANTI-TAKEOVER STATUTES

  The GBCC restricts certain business combinations with "interested shareholders" (as defined below) (the "Business Combination Statute"), and contains fair price requirements applicable to certain mergers with certain interested shareholders (the "Fair Price Statute"). In accordance with the provisions of these statutes, the Company must elect in its Articles or Bylaws to be covered by the restrictions imposed by these statutes. The Company has not elected to be covered by such restrictions; however, the Company, by action of its Board of Directors without shareholder approval, may in the future amend its Bylaws to make such an election. Furthermore, shareholders may amend or repeal the Company's Bylaws or adopt new Bylaws (even though the Bylaws may also be amended or repealed by the Board of Directors) and may also expressly provide that any Bylaw so amended or repealed by them may not be amended or repealed by the Board of Directors.

  The Business Combination Statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, as the Company does, and where the acquiror became an interested shareholder of the corporation, unless either (i) the transaction resulting in such acquiror becoming an interested shareholder or the business combination received the approval of the corporation's board of directors prior to the date on which the acquiror became an interested shareholder, or (ii) the acquiror became the owner of at least 90% of the outstanding voting shares of the corporation (excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons) in the same transaction in which the acquiror became an interested shareholder. For purposes of the Business Combination Statute and the Fair Price Statute, an

"interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved interested shareholder for a period of five years after the date on which such person became an interested shareholder. The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

  The Fair Price Statute prohibits certain business combinations between a Georgia business corporation and an interested shareholder. The Fair Price Statute would permit the business combination to be effected if (i) certain "fair price" criteria are satisfied, (ii) the business combination is unanimously approved by the continuing directors, (iii) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, or (iv) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

  Pursuant to the GBCC, the Company cannot, subject to certain exceptions, merge with or sell all or substantially all of the assets of the Company, except pursuant to a resolution approved by shareholders holding a majority of the shares entitled to vote on the resolution. In addition, the agreement of limited partnership of the Operating Partnership (the "Partnership Agreement") requires that any merger of the Operating Partnership into another entity if the Operating Partnership is not the surviving entity or any sale of all or substantially all of the assets of the Operating Partnership to the Company or an affiliate of the Company be approved by a majority in interest of the Limited Partners.

CERTAIN OTHER PROVISIONS OF THE COMPANY'S ARTICLES AND BYLAWS

  Certain provisions of the Company's Articles and Bylaws might discourage certain types of transactions that involve an actual or threatened change in control of the Company. The Ownership Limit may delay or impede a transaction or a change in control of the Company that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the shareholders. See "--Restrictions on Transfer." Pursuant to the Articles, the Company's Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company. Under the GBCC, unless otherwise set forth in the articles of incorporation or in a bylaw adopted by the shareholders, directors serving on a classified board may only be removed by the shareholders for cause. In addition, the Bylaws of the Company provide that, subject to the right of the holders of any Preferred Stock then outstanding to elect additional directors under specified circumstances, directors may be removed only for cause upon the affirmative vote of holders of a majority of the shares present and voting. These provisions may render more difficult a change in control of the Company or removal of incumbent management. The issuance of Preferred Stock by the Board of Directors also may have the effect of delaying, deferring or preventing a change in control of the Company. See "--Preferred Stock."

                     DESCRIPTION OF COMMON STOCK WARRANTS

  The Company may issue Common Stock Warrants, which may be issued independently or together with any other Securities and may be attached to or separate from any such Securities. Each series of Common Stock Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Common Stock Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Common Stock Warrants. The following summary of certain provisions of the Common Stock Warrants does not purport to be complete and is subject to, and qualified in its entirety by reference to, the applicable Prospectus Supplement and the provisions of the Warrant Agreement that will be filed with the Commission in connection with the offering of such Common Stock Warrants.

  The applicable Prospectus Supplement will describe the terms of the Common Stock Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

     (1) The designation of such Common Stock Warrants;

     (2) The aggregate number of such Common Stock Warrants;

     (3) The price or prices at which such Common Stock Warrants will be issued;

     (4) The number of shares of Common Stock purchasable upon exercise of a Common Stock Warrant and the price at which such shares may be purchased upon exercise (which price may be payable in cash, securities or other property);

     (5) If applicable, the designation and terms of the Securities with which such Common Stock Warrants are issued and the number of such Common Stock Warrants issued with each such Security;

     (6) The date, if any, from and after which such Common Stock Warrants and any Securities issued therewith will be separately transferable;

     (7) The date on which the right to exercise such Common Stock Warrant shall commence and the date on which such right shall expire;

     (8) The minimum or maximum amount of such Common Stock Warrants which may be exercised at any one time;

     (9) The antidilution provisions of such Common Stock Warrants, if any;

    (10) A discussion of the material Federal income tax considerations applicable to such Common Stock Warrants; and

    (11) Any other specific terms of such Common Stock Warrants, including terms, procedures and limitations relating to the exercise of such Common Stock Warrants.

  Reference is made to the section captioned "Description of Capital Stock" for a general description of the Common Stock to be acquired upon the exercise of the Common Stock Warrants, including a description of certain restrictions on the ownership of Common Stock.

                       FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTORY NOTES

  The following discussion summarizes the United States federal income tax considerations material to a prospective holder of Common Stock. The Company has received a legal opinion from King & Spalding, which has acted as tax counsel to the Company, to the effect that the following discussion fairly summarizes the United States federal income tax considerations that are material to a holder of Common Stock.

  This discussion is based on current law. It is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) who are subject to special treatment under the federal income tax laws. As used in this section, the term "Company" refers solely to Weeks Corporation and the term "Subsidiaries" refers to Weeks Realty Services and Weeks Construction Services.

  EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP, AND SALE OF SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

  General. The Company has made an election to be taxed as a REIT under Sections 856 and 860 of the Code commencing with its taxable year that ended on December 31, 1994. The Company has received a legal opinion from King & Spalding to the effect that the Company was organized and has operated in conformity with the requirements for qualification and taxation as a REIT for its taxable year ended December 31, 1994, and that its current organization and method of operation should enable it to continue to qualify as a REIT. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service ("IRS") or any court. Further, King & Spalding's opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to certain relevant factual matters relating to the organization and the past, current and expected future manner of operation of the Company, the Operating Partnership and the Financing Partnership. Moreover, the Company's continued qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed by the Code and discussed below. King & Spalding will not review compliance with these tests on a continuing basis. No assurance can be given that the Company will satisfy such tests on a continuing basis. See "Failure to Qualify" below.

  The following is a general summary of the Code provisions that govern the U.S. federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, the regulations promulgated thereunder ("Treasury Regulations"), and administrative and judicial interpretations thereof.

  As a REIT, the Company generally is not subject to U.S. federal corporate income tax on net income that it currently distributes to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. Notwithstanding its REIT election, however, the Company is still subject to U.S. federal income tax in the following circumstances. First, the Company is taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a loan or lease secured by the property) which is held primarily for sale to clients in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to clients in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior years, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then, to the extent of such property's "built-in" gain (the excess of the fair market value of such property at the time of acquisition by the Company over the adjusted basis of such property at such time), and assuming the Company will make an election pursuant to Notice 88-19, such gain will be subject to tax at the highest regular corporate rate applicable (as provided in IRS regulations that have not yet been promulgated).

  Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation but for Sections 856 through 859 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities); and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. The Company has issued sufficient shares of Common Stock with sufficient diversity of ownership to allow the Company to satisfy requirements (5) and (6). In addition, the Company's Articles provide restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (5) and (6) above. See "Capital Stock of the Company--Restrictions on Transfer". In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. The Company's taxable year is a calendar year.

  In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests (as discussed below). Thus, the Company's proportionate share of the assets, liabilities, and items of income of the Operating Partnership and the Financing Partnership will be treated as assets, liabilities, and items of income of the Company for purposes of applying the requirements described herein.

  Income Tests. In order to maintain qualification as a REIT, three gross income requirements must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments described above, and from dividends, interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions, and gain on the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year. Under the 30% gross income test, where a REIT holds an interest in a partnership that sells real property or where the REIT sells its interest in a partnership that holds real property, the gross income derived from such sale, to the extent attributable to real property, is deemed to be derived from the sale of real property held for the shorter of the period the partnership held the property or the REIT held is partnership interest. Therefore, for purposes of applying the 30% gross income test, the holding period of Properties held by the Operating Partnership on the closing date of the IPO will be deemed to have commenced on such date so that if the Operating Partnership sells one or more of the Properties prior to the expiration of four years after such closing date, income from the sale of those Properties will not qualify under the 30% gross income test even though the Operating Partnership has held such Properties for more than four years.

  Rents received by the Company will qualify as "rents from real property" in satisfying the above gross income tests only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property". Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in the relevant geographic region in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant". The Company believes that it provides only usual and customary services to the tenants of the Properties and that any noncustomary services are provided by independent contractors.

  The Operating Partnership receives rents from a company controlled by Ray Weeks' spouse that may under certain circumstances qualify as a Related Party Tenant. The Company also receives certain other types of non-rent income, including its allocable share of any dividends and interest paid by the Subsidiaries to the Operating Partnership (which will qualify under the 95% gross income test but not under the 75% gross income test). The Company believes, however, that the aggregate amount of such income and other non-qualifying income in any taxable year will not cause the Company to exceed the limits on non-qualifying income under the 75% and 95% gross income tests.

  Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT (and the net income from the transaction is subject to 100% tax). The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company believes that no asset owned by the Operating Partnership or the Financing Partnership is held for sale to customers and that the sale of any Property or Development Land by such partnerships is not in its ordinary course of business. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, the Company and such partnerships will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when assets sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or such partnerships will comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property "primarily for sale to customers in the ordinary course of business".

  If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally are available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any income information on the schedules was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "General," even if these relief provisions were to apply, a tax would be imposed with respect to the Company's excess net income. The foregoing relief provisions do not apply in the case of a failure to satisfy the 30% gross income test.

  Asset Tests. At the close of each quarter of its taxable year, the Company must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) its allocable share of real estate assets held by the Operating Partnership and the Financing Partnership and (ii) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (at least five years) debt offering of the Company), cash, cash items, and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's debt and equity securities owned by the Company may not exceed 5% of the value of the Company's total assets, and the Company may not own more than 10% of any one issuer's outstanding voting securities. Debt of an issuer that is secured by real estate assets does not constitute a

"security" for purposes of the 5% asset test. The 5% asset test must generally be met for any quarter in which a REIT acquires securities of an issuer or other property. Thus, this requirement must be satisfied not only on the date that the Company initially acquires securities in a Subsidiary, but also each time the Company increases its ownership of securities of a Subsidiary (including as a result of increasing its interest in the Operating Partnership as limited partners exercise their Exchange Rights).

  As described above, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Weeks Realty Services, Inc. and Weeks Construction Services, Inc. (the "Subsidiaries"). The Operating Partnership does not own more than 10% of the voting securities of the Subsidiaries. In addition, based upon its analysis of the estimated value of the debt and equity securities of the Subsidiaries owned by the Operating Partnership relative to the estimated value of the other assets owned by the Operating Partnership, the Company believes that its pro rata share of the debt and equity securities of each Subsidiary held by the Operating Partnership does not exceed 5% of the total value of the Company's assets, although no independent appraisals have been obtained to support this conclusion. Although the Company plans to take steps to ensure that it satisfies the 5% value test for any quarter in which it acquires securities of the Subsidiaries or other property, there can be no assurance that such steps will always be successful or will not require a reduction in the Operating Partnership's overall interest in the Subsidiaries.

  Annual Distribution Requirements. As a REIT, the Company is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from "foreclosure property" (as defined above under""--Taxation of the Company (General)"), minus (B) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax on the undistributed amount at regular capital gains and ordinary corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

  The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the Partnership Agreement authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company, or if the amount of nondeductible expenses (such as principal amortization or capital expenditures) exceed the amount of noncash deductions. In the event that such timing differences occur, in order to meet the distribution requirements, the Company may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, the Operating Partnership may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

  Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid paying income tax (but not excise tax) on amounts distributed as deficiency dividends; however, the Company will be required to pay interest to the IRS based upon the amount of any deduction taken for deficiency dividends.

  INFORMATION REGARDING STOCK OWNERSHIP. Pursuant to applicable Treasury Regulations, in order to maintain its qualification as a REIT, the Company must maintain certain records and request certain information from its shareholders designed to disclose the actual ownership of its stock. The Company intends to comply with such requirements.

FAILURE TO QUALIFY

  If the Company fails to qualify for taxation as a REIT in any taxable year and no relief provisions apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Any distributions made by the Company to shareholders in any year in which the Company fails to qualify will not be deductible by the Company. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF SHAREHOLDERS

  Taxation of Taxable Domestic Shareholders. As long as the Company continues to qualify as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) are taken into account by them as ordinary income, and corporate shareholders are not eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends are taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his shares. However, corporate shareholders are required to treat up to 20% of certain capital gain dividends as ordinary income.

  Distributions in excess of current and accumulated earnings and profits are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Securities, but rather reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a shareholder's Securities, they are included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder.

  Any dividend declared by the Company in October, November, or December of any year payable to a shareholder of record on a specific date in any such month are treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders do not include in their individual income tax returns any net operating losses or capital losses of the Company.

  In general, any loss upon a sale or exchange of Securities by a shareholder who has held such shares for six months or less (after applying certain holding period rules) are treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

  Backup Withholding. The Company reports to its domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "Taxation of Foreign Shareholders" below.

  Taxation of Tax-Exempt Shareholders. The IRS has ruled that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute "unrelated business taxable income" ("UBTI"). The Revenue Reconciliation Act of 1993 (the "1993 Act") has partially preempted this revenue ruling (as discussed below). In those circumstances in which the ruling still applies, distributions by the Company to a shareholder that is a tax-exempt entity should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares of Common Stock are not otherwise used in an unrelated trade or business of the tax-exempt entity. Revenue rulings are interpretative in nature and subject to revocation or modification by the IRS.

  In applying the stock ownership test of Section 856(h) of the Code, the 1993 Act treats beneficiaries of certain pension trusts as holding the shares of a REIT in proportion to their actuarial interests in such trust, thus permitting affected pension trusts to acquire more concentrated ownership of a REIT. However, a pension trust that owns more than 10% of a REIT must now treat a percentage of the dividends as UBTI (the "UBTI Percentage") under certain circumstances. The UBTI Percentage is determined by dividing (i) the gross income of a REIT, less related direct expenses, that would be considered to be derived from an unrelated trade or business if the REIT were a pension trust by (ii) the gross income of the REIT, less related direct expenses, for the year in which the dividends are paid. The UBTI rule would apply to a pension trust that owns more than 10% of the value of the REIT's stock only if (a) the UBTI Percentage is at least 5%, (b) the REIT qualifies as a REIT by reason of the above modification of the stock ownership test, and (c) either one pension trust owns more than 25% of the value of the REIT's stock or a group of pension trusts individually owning more than 10% of the value of the REIT's stock collectively own more than 50% of the value of the REIT's stock.

  Taxation of Foreign Shareholders. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex, and no attempt is made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of U.S. federal, state, and local income tax laws with regard to an investment in Securities, including any reporting requirements.

  Distributions that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by the Company as capital gain dividends are treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions, ordinarily, are subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if income from the investment in the shares of capital stock is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally is subject to a tax at graduated rates, in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the shareholder is a foreign corporation). The Company withholds U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Shareholder that are not designated as capital gain dividends unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or
(ii) the Non-U.S. Shareholder files an IRS Form 4224 with the Company claiming that the distribution is "effectively connected" income.

  Distributions in excess of current and accumulated earnings and profits of the Company are not taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares of capital stock, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they give rise to tax liability if the Non-U.S. Shareholder is otherwise subject to tax on any gain from the sale or disposition of his shares of capital stock as described below. If it cannot be determined at the time a distribution is made whether or not such distribution is in excess of current and accumulated earnings and profits, the distribution is subject to withholding at the rate applicable to dividends. However, the Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

  For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the FIRPTA provisions as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. The Company is required by currently applicable Treasury Regulations to withhold 34% of any distribution that could be designated by the Company as a capital gain dividend. However, because the Omnibus Budget Reconciliation Act of 1993 provided for an increase in the rate of withholding for distributions made by certain domestic entities to 35%, it is likely that the Treasury Regulations will be amended to impose a similar withholding rate on REIT capital gain dividends. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. federal income tax liability.

  Gain recognized by a Non-U.S. Shareholder upon the sale or exchange of Common Stock generally will not be subject to U.S. tax unless the capital stock constitutes a "United States real property interest" within the meaning of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). The capital stock will not constitute a "United States real property interest" so long as the Company qualifies as a "domestically controlled REIT." A "domestically controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held, directly or indirectly, by Non-U.S. Shareholders. Because the Company is publicly traded, there can be no assurance that the Company will qualify as a domestically controlled REIT. If the Company does not qualify (or ceases to qualify) as a "domestically controlled REIT," whether gain arising from the sale or exchange of capital stock by a Non-U.S. Shareholder would be subject to U.S. tax under FIRPTA will depend on whether the capital stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange) and on the size of the selling Non-U.S. Shareholders interest in the Company.

  If gain on the sale or exchange of capital stock were subject to tax under FIRPTA, then (i) the Non-U.S. Shareholder would be subject to regular U.S. income tax with respect to such gain in the same manner as a U.S. shareholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and (ii) the purchaser of the capital stock would be required to withhold and remit to the IRS 10% of the purchase price unless the purchased capital stock was "regularly traded" on an established securities market.

  Notwithstanding the foregoing, gain from the sale or exchange of capital stock not otherwise taxable under FIRPTA will be subject to U.S. tax if (i) the investment in capital stock is treated as effectively connected with a U.S. trade or business of a Non-U.S. Shareholder, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the individual will be subject to a 30% tax on the individual's capital gains.

OTHER TAX CONSIDERATIONS

  Tax Status of Operating Partnership; Effect on REIT Qualification. All of the Company's investments are made through the Operating Partnership, which in turn owns substantially all of the interests in the Financing

Partnership. These partnerships may involve special tax risks. Such risks include possible challenge by the IRS of (a) allocations of income and expense items, which could affect the computation of taxable income of the Company,
(b) the status of the partnerships as partnerships for federal income tax purposes (as opposed to associations taxable as corporations), and (c) the taking of actions by the partnerships that could adversely affect the Company's qualification as a REIT. The Company has received a legal opinion from King & Spalding to the effect that the Operating Partnership and the Financing Partnership will be treated for U.S. federal income tax purposes as partnerships (and not as associations taxable as a corporation). If the Operating Partnership were treated as an association taxable as a corporation, the Company would fail the 75% asset test (in addition to the 5% asset test and, likely, the 10% voting securities test). Further, if the Financing Partnership were treated as a taxable corporation, then the Company would likely fail to qualify as a REIT under the 10% voting securities test, and would also fail to qualify under the 5% test if the value of the Company's interest in the Financing Partnership (through the Operating Partnership) exceeded 5% of the value of the Company's assets. Furthermore, in such a situation, distributions from such partnerships would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described above and which could therefore make it more difficult for the Company to meet such test, and the Company would not be able to deduct its share of any losses generated by such partnerships in computing its taxable income. See "--Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

  Depreciation. The Partnership's initial income tax basis in the Properties acquired in exchange for Units generally is the same as the transferor's basis in such Property on the date of acquisition by the Partnership, except to the extent that gain is recognized by the transferor in connection with the transfer. The Partnership generally depreciates such Properties under the alternative depreciation system of depreciation ("ADS"), using a 40-year recovery period and the straight-line method with respect to the building and structural components of such Properties. The Partnership's tax depreciation deductions will be allocated among the Partners in accordance with their respective percentage interests in the Partnership, except as otherwise required pursuant to Section 704(c) of the Code.

  State and Local Taxes. The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Securities.

                             PLAN OF DISTRIBUTION

  The Company may sell the Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Securities will set forth the terms of the offering of the Securities, including the name or names of any underwriters, dealers or agents, the initial public offering price, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters compensation, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Securities may be listed.

  If underwriters are used in the sale of the Securities, the Securities may be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  If dealers are used in the sale of the Securities, the Company will sell such Securities to the dealers as principals. The dealers may then resell such Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

  Securities may be sold directly by the Company through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Securities will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

  If so indicated in the Prospectus Supplement, the Company will authorize dealers or agents to solicit offers from certain types of institutions to purchase Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

  Underwriters, dealers and agents may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers or underwriters may be required to make with respect thereto. Underwriters, agents and dealers may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  The Preferred Stock and the Common Stock Warrants may or may not be listed on a national securities exchange. The Common Stock currently trades on the NYSE, and any Common Stock offered hereby will be listed on the NYSE, subject to an official notice of issuance. No assurances can be given that there will be a market for the Securities.

  Promptly after the date hereof and subject to equity market conditions, the Company intends to commence an offering of approximately 3,450,000 shares of the Common Stock (including 450,000 shares subject to an underwriters' over-allotment option) registered hereunder pursuant to an underwritten public offering. The Company currently believes that the net proceeds of any such offering would be used to repay amounts outstanding under the Company's revolving credit facility, which amounts were incurred to fund development and acquisition activities. There can be no assurance that the proposed offering will be commenced, or if commenced that such offering will be completed. Further information regarding any such offering will be contained in a Prospectus Supplement.

                                 LEGAL MATTERS

  The validity of the Securities will be passed upon for the Company by King & Spalding, Atlanta, Georgia, and for any underwriters or agents by Sullivan & Cromwell, New York, New York. George D. Busbee, a director of the Company, is of counsel to King & Spalding.

                                    EXPERTS

  The consolidated and combined financial statements and related financial statement schedule incorporated by reference in this Prospectus and the Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.

  The combined statements of revenue and certain expenses for 33 acquired properties incorporated by reference in this Prospectus and the Registration Statement have been audited by Habif, Arogeti and Wynne, P.C., independent public accountants, as indicated in their reports with respect thereto, and have been incorporated herein in reliance upon the authority of such firm as experts in giving such reports.

================================================================================

 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTA-TIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPEC-TUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RE-LIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PRO-SPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUP-PLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURI-TIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEI-THER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLI-CATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

                                  -----------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                           PAGE
                                                                           ----
The Company...............................................................  S-3
Recent Developments.......................................................  S-5
Use of Proceeds........................................................... S-10
Price Range of Common Stock and
 Distributions............................................................ S-10
Underwriting.............................................................. S-11
Validity of Securities.................................................... S-11
Experts................................................................... S-11

                                   PROSPECTUS

Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    2
The Company...............................................................    3
Use of Proceeds...........................................................    4
Consolidated Ratio of Earnings to Fixed Charges and Preferred Stock Divi-
 dends....................................................................    4
Description of Capital Stock..............................................    4
Description of Common Stock Warrants......................................    9
Federal Income Tax Considerations.........................................   10
Plan of Distribution......................................................   18
Legal Matters.............................................................   20
Experts...................................................................   20

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


                                2,250,000 SHARES

                               WEEKS CORPORATION

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)


                                  -----------


                                      LOGO

                                  -----------


                              GOLDMAN, SACHS & CO.


================================================================================